                                                    Filed by USA Broadband, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                   Subject Company: Las Americas Broadband, Inc.
                                                   Commission File No. 000-13338

THE FOLLOWING PRESS RELEASE WAS DISSEMINATED BY USA BROADBAND, INC. ON JUNE 20, 2002:


NEWS (FOR RELEASE JUNE 20, 5 A.M. EST)
Contact: Phil Allen 303 898-9625


USA BROADBAND NAMES CABLE VETERAN GRANT MILLER
AS CHIEF FINANCIAL OFFICER

PETALUMA, CA, June 20, 2002 -- USA Broadband, Inc., (OTC Bulletin Board:
USBU.OB), a provider of digital television and high-speed Internet services, announced today it has named cable veteran Grant Miller as its Chief Financial Officer.

Mr. Miller, 46, is a financial executive with more than 18 years senior financial and operations experiences - both domestically and internationally - in the cable TV and high-technology industries. His background includes senior management positions with Time Warner in cable and telephony, at the division, corporate and international levels. As Vice President, Finance and Administration for Time Warner, Mr. Miller managed and directed a full range of cable financial responsibilities at the operating level.

In his role as International Director of Development for Time Warner Cable Ventures Espana, Grant crafted the strategic business investment strategy, played an integral role in the formation of one of the most powerful and influential consortiums in Spain, and led the negotiations on behalf of Time Warner for the planned development of an integrated fiber-optic cable TV and telephony enterprise valued at more than $800 million.

"Grant has considerable cable experience in both large, concentrated urban cable divisions and regional cable divisions comprised of multiple, rural-based operating systems," said interim USA Broadband President and CEO Edward Mooney, "He also has a strong background in cable system mergers and acquisitions. This strong experience directly supports our new business strategy and business plan to develop and operate cable television systems in Mexico and California through our proposed merger with Las Americas Broadband, Inc. We are pleased he has joined our team."

"I very much look forward to working with USA Broadband management in building a unique cable franchise in northern Baja, Mexico, along with expanding and improving the Company's cable operations in California," said Mr. Miller.

Following Time Warner, Mr. Miller was International Chief Financial Officer for WorldExchange, Inc., a privately held, long-distance telecom provider. He directed and developed the financial operations for international subsidiaries and startups, spanning Australia, New Zealand, Europe, and Central America with approximately $100 million in foreign sales.

ABOUT USA BROADBAND, INC.

USA Broadband, Inc. is a publicly-traded Delaware corporation positioning itself to become a provider of digital television, entertainment, data, Internet and broadband services. USA Broadband is seeking to develop a suite of popular digital services based on best-of-breed delivery technologies, such as direct broadcast satellite services and high-speed wireline and wireless broadband access.

USA Broadband initially has targeted the multiple dwelling unit market and serves subscribers through its primary operating subsidiary Cable Concepts, Inc. (d/b/a Direct Digital Communications). USA Broadband continues to seek to acquire or develop additional operating assets and subsidiaries to pursue market opportunities in targeted geographic markets.

FORWARD LOOKING INFORMATION

This press release may contain forward-looking statements involving risks and uncertainties. Statements in this press release that are not historical, including statements regarding management intentions, beliefs, expectations, representations, plans or predictions of the future are forward-looking statements within the meaning of the "safe-harbor" provisions of the Private Securities Litigation Reform Act of 1995. These risks include, but are not limited to, fluctuations in financial results, availability and customer acceptance of products and services, the impact of competitive products, services and pricing, and general market trends and conditions. For a discussion of other potential factors that could cause actual results to vary materially from expectations, reference is made to USA Broadband's annual and quarterly reports filed with the Securities and Exchange Commission.